

September 26, 2014

<u>Via E-mail</u>
Brian Lane
Chief Executive Officer and President
American Doctors Online, Inc.
200 Mill Road, Suite 350A
Fairhaven, MA 02719

> **Re: American Doctors Online, Inc.**
> **Amendment No. 2 to Registration Statement on Form 10**
> **Filed September 17, 2014**
> **File No. 000-55250**

Dear Mr. Lane:

We have reviewed your amended filing and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure. Unless otherwise noted, references in this letter to prior comments refer to our letter dated September 15, 2014.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to this comment, we may have additional comments.

<u>Item 7. Certain Relationships and Related Transactions, and Director Independence, page 28</u>

1.   We note your added disclosure in response to prior comment 4 regarding the Management Services and License Agreement. Please disclose the amount of the management fees paid by PDRx and the cost of services provided by PDRx since 2011. See Instruction 1 to Item 404 of Regulation S-K.

Please contact Gabriel Eckstein, Staff Attorney, at (202) 551-3286 or, in his absence, the undersigned at (202) 551-3453 with any questions. If you require further assistance, you may contact Barbara C. Jacobs, Assistant Director, at (202) 551-3735.

Sincerely,

/s/ Jan Woo

Jan Woo
Attorney-Adviser

cc: Via E-mail
        Laura Anthony, Esq.
        Legal and Compliance, LLC